Mail Stop 3561

May 31, 2007

Via Fax & U.S. Mail

Mr. Robert Dyrbus
Finance Director
PO Box 244 Southville
Bristol BS99 7UJ
England

> **Re:** **Imperial Tobacco Group PLC**
> **Form 20-F for the year ended September 30, 2006**
> **Filed February 2, 2007**
> **File No. 001-14874**

Dear Mr. Dyrbus:

We have reviewed your response letter dated May 18, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended September 30, 2006

Consolidated Financial Statements

Consolidated Income Statements, page F-4

1. We note from your response to our prior comment 4 that you believe the format and level of disclosure included in your income statement meets the requirements of paragraph 83 of IAS 1. However, in light of the significance of advertising & promotion expense and purchase of third party goods for resale expense to both fiscal years 2006 and 2005, we believe that you should separately disclose the nature and amount of the expenses either on the face of the income statement or in the notes to the financial statements, in accordance with paragraph 86 of IAS 1. Please confirm that you will revise future filings to comply with paragraph 86 of IAS with regards to the disclosure of these expenses.

Note 31. Summary of Differences Between IFRS and US GAAP, page F-69

(ii) Goodwill and Other Intangible Assets

2. We note from your response to our prior comment 23 that the separately identifiable intangible assets included in the US GAAP balance sheet are principally brand rights that are being amortized over their useful economic lives. Please tell us, and disclose in future filings, the useful lives or range of useful lives of those assets. Also, tell us and explain in the notes to your financial statements in further detail how the adjustment from net income under IFRS to net income under US GAAP relating to amortization of intangible assets was calculated or determined.

(v) Deferred Tax

3. We note from your response to our prior comment 24 that deferred tax on differences between IFRS and US GAAP is calculated at rates prevailing in the appropriate jurisdictions, generally ranging between 30% and 40%. In future filings, for each adjustment in which there is a related tax effect, please include disclosure of the tax rate used in the calculation of the adjustment.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3301 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief